Ira L. Kotel Partner	ira.kotel@dentons.com D +1 973 912 7177

Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA

T +1 212 398 5787 F +1 212 768 6800

March 5, 2014

Mark P. Shuman

Branch Chief—Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amber Road, Inc.
Registration Statement on Form S-1
Filed on February 10, 2014
File No. 333-193858

Dear Mr. Shuman:

On behalf of Amber Road, Inc. (the “Company”), we are hereby filing amendment No. 1 to the registration statement on Form S-1, which the Company publicly filed with the Securities and Exchange Commission (“Commission”) on February 10, 2014 (File No. 333-193858, the “Registration Statement”).

The Company has revised the Registration Statement to reflect its responses to the March 4, 2014 comments (the “Comment Letter”) from the Commission staff (the “Staff”). In order to facilitate your review of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter. Unless otherwise noted, all share amounts and per share prices do not give effect to the Company’s 1-for-1.497 reverse stock split effected on March 4, 2014 which stock split is now reflected in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation

Common Stock Valuations, page 47

1.

We note that the common stock value underlying the options issued in September 2013 was $5.39. We also note on page F-9 that based upon a third-party valuation as of the acquisition date, September 3, 2013, the fair value of common stock issued was $6.44.

Mark P. Shuman March 5, 2014 Page 2

Please explain the difference in the fair value of the common stock used for the option grant compared to the common stock issued in September 2013.

RESPONSE: The Company informs the Staff that for all option grants described in the Registration Statement, the Company consistently followed the procedures outlined beginning on page 47 of the Registration Statement. In summary, as required by the Company’s incentive compensation plans, the Company’s Board of Directors determined the fair market value of its common stock underlying each option award on the option grant date, and provided for an exercise price that was not less than this fair market value. In furtherance of this practice, the Company completed valuations of its common stock as of the end of each prior fiscal quarter in which it made awards since the first quarter of 2012. In making each determination, the Board of Directors followed the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

With respect to the options to purchase 100,000 shares of the Company’s common stock granted in September 2013, the Board of Directors determined the fair market value of the underlying common stock was $5.39 per share based on a number of factors, including, among other things, an independent third-party valuation report issued as of the previous quarter end at June 30, 2013, which was the most recent report available at the time of the September 2013 option grant. The estimated fair market value per share of the common stock as of June 30, 2013 in that report was $5.39 per share. The Company’s next quarterly analysis of the fair market value of its common stock was not completed until December 2013, at which time the Board determined the estimated fair market value of the common stock to be $6.55 per share as of September 30, 2013.

It is important to note that at the time of the September 2013 option grant, the Company had not yet undertaken an analysis of the value of its common stock as of September 3, 2013 (the closing date of the EasyCargo acquisition). The Company only completed that analysis for purchase price accounting purposes as part of its 2013 fiscal year-end audit, which was concluded in February 2014. That subsequent analysis determined that as of September 3, 2013, the estimated fair market value of the common stock was $6.44 per share. In short, based on the valuation as of the end of the prior quarter the Company respectfully submits that it appropriately determined the valuation of the common stock at the time of the September 2013 grant.

In conclusion, the Company submits to the Staff that, consistent with past practice, the Company followed the appropriate valuation procedures in connection with the September 2013 option grant and that these procedures were reasonable and correct under the circumstances. The September 3, 2013 valuation was performed at a much later date in connection with EasyCargo’s purchase price accounting. This valuation, performed at a later time for a different purpose than the option valuation should not impact the process that the Board performed five months earlier. Furthermore, the Company submits that even if, arguendo, the shares of common stock underlying the options to purchase 100,000 shares of common stock that were granted in September 2013 were valued on the basis of $6.44 per share or $6.55 per share, versus the $5.39 per share at which they were actually granted, any difference in value would be immaterial relative to the Company’s financial statements. Specifically, even if, arguendo, the Company were to record an expense associated with the difference between a fair market value of $6.55 per share and $5.39 per share for the grant, the additional expense would only be (i) approximately $7,000 in fiscal 2013, (ii) $94,000 over the four-year vesting period of the grant and (iii) no more than $24,000 in any fiscal year. Furthermore, such additional expense would not have a material impact on the Company’s financial statements and no impact on its adjusted EBITDA in any fiscal year.

Mark P. Shuman March 5, 2014 Page 3

Business

Our Customers, page 79

2.	Although you do not track average revenues from enterprise and mid-market customers for purposes of managing your business, you provide that data for 2013 in the current filing and provided the corresponding 2012 information in prior submissions. Please provide the corresponding information for 2012 to provide historical context for the disclosure in this section.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure on pages 41 and 80 of the Registration Statement to include average revenue for enterprise and mid-market customers in 2012.

3.	You disclose average revenues for certain representative customers, yet we are unable to locate information tying such averages to specific time periods. Please revise to provide such information.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure on page 80 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 105

4.	You state that the financial terms of Mr. Chang’s employment letter are immaterial in amount and significance to the Company in relation to the Company’s overall expenses. Please tell us why you believe the rights and obligations under this agreement are immaterial. For additional guidance, see Staff Accounting Bulletin No. 99.

RESPONSE: In response to the Staff’s comment, the Company has filed Mr. Chang’s employment letter as Exhibit 10.23 to the Registration Statement. The Company has described the material terms of Mr. Chang’s employment letter on page 106 of the Registration Statement.

5.	You state that Mr. Chang will be entitled to his pro-rata portion of the consideration attributable to the EasyCargo Acquisition. Please disclose Mr. Chang’s ownership stake in that entity, and the actual amount of consideration paid and payable to him.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure on page 106 of the Registration Statement.

Mark P. Shuman March 5, 2014 Page 4

Principal and Selling Stockholders, page 108

6.	Footnotes 1, 2, 3, and 4 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

RESPONSE: In response to the Staff’s comment, the Company has updated the referenced disclosure on page 109 and 110 of the Registration Statement to remove the disclaimers of beneficial ownership.

Shares Eligible for Future Sale, page 116

7.	In the third paragraph, you state that the lock-ups may be released by Stifel, Nicolaus & Company without notice. Tell us whether FINRA rule 5131 is applicable to Stifel, and if so, revise your disclosure as appropriate. Also disclose the total number of shares subject to lock-up agreements with Stifel, and the total number of shares subject to restrictions as a result of your equity compensation plans.

RESPONSE: In response to the Staff’s comment, the Company confirms that FINRA rule 5131 is applicable to Stifel, Nicolaus & Company. The Company has updated the disclosure on page 117 of the Registration Statement to provide the information that the Staff requested. The Company notes that those individuals who possess awards granted under the Company’s 2012 Omnibus Incentive Compensation Plan are executive officers who also signed lock-up agreements with the Company’s underwriters, and therefore the Company removed the corresponding disclosure from the Registration Statement.

Consolidated Financial Statements

Note 2. Acquisition, page F-9

8.	We note that the fair value of certain purchase consideration was “determined by” a third-party valuation and that you obtained third-party valuations for the intangible assets acquired. Please describe the nature and extent of the specialists’ involvement in determining the fair value of the purchase consideration and the assets acquired. Please see Question 141.02 of our Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

RESPONSE: In response to the Staff’s comment, the Company has deleted the reference in note 2 the consolidated financial statements to an independent appraisal. As described in Question 141.02 of the SEC’s Compliance and Disclosure Interpretations, the Company is not required to refer to a third party expert report that it utilized in connection with preparing its Registration Statement. Management and the Company’s Board of Directors prepared the purchase price allocation taking into account

Mark P. Shuman March 5, 2014 Page 5

a variety of factors including the third-party expert report and accordingly, the purchase price allocation is attributable to the Company and not the third party expert.

Note 9. Stockholders’ Equity

(n) Restricted	Stock, page F-28

9.	We note from your response to prior comment 5 that you have treated the restricted stock as an equity award in your financial statements. Please explain to us how you concluded that equity classification was appropriate and cite the authoritative guidance you relied upon. In this regard, we note that you previously represented to us in prior comment 53 of your letter dated September 12, 2013 that restricted shares with repurchase rights were accounted for as liabilities. Please advise.

RESPONSE: In our prior response to the Staff’s comments dated February 10, 2014, we acknowledged that the reference to these shares being accounted for as a liability in our September 12, 2013 response was incorrect. As described in note 9(n) to the consolidated financial statements, in January and October 2005, the Company sold 1,296,581 and 2,361,298 shares of common stock, respectively (866,119 and 1,577,353 shares of common stock, respectively, after giving effect to the 1-for-1.497 reverse stock split effected on March 4, 2014), at a purchase price of $0.0001 per share to certain members of management. The authoritative guidance relied upon when the awards were issued was Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and EITF 95-16, Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25. The shares of restricted stock may not be put to the Company for cash nor are there any features of the awards that would require the Company to cash-settle the shares. Since there are no liability-characteristics of the awards, equity classification is appropriate.

Thank you for reviewing the Registration Statement. Should you have any questions, please do not hesitate to contact Victor H. Boyajian at (212) 768-5349 or me at (212) 398-5787.

Sincerely,

Ira L. Kotel, Esq.

Enclosures

cc:	James W. Preuninger
Thomas E. Conway
Elliot Brecher, Esq.

        Amber Road, Inc.

Kenneth J. Gordon, Esq.

        Goodwin Procter LLP

Victor H. Boyajian, Esq.

        Dentons US LLP